FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of February 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated February 21, 2008, announcing its results for the quarter ending December 31, 2007.

This report on Form 6-K is being incorporated by reference into the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-08826, 333-10092, 333-12466 and 333-12988).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: February 21, 2008

Gilat Announces Fourth Quarter 2007 Results; Revenues Reach Five-Year Record of $72.7 Million

Petah Tikva, Israel, February 21, 2008 – Gilat Satellite Networks Ltd. (NasdaqGM: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the quarter ending December 31, 2007.

Revenues for the fourth quarter of 2007 reached $72.7 million, up 11 percent from $65.4 million in the same period of 2006. Revenues for the twelve month period ended December 31, 2007 were $282.6 million, up 14 percent from $248.7 million in the comparable period of 2006. GAAP loss for the fourth quarter of 2007 was $6.2 million, or a loss of $0.16 per diluted share. GAAP net income for the twelve month period ended December 31, 2007 was $10.1 million or $0.24 per diluted share.

In accordance with the guidelines of FASB 144, “Accounting for the impairment or disposal of long lived assets” the Company performed an impairment review of its long lived assets. As a result of this review, the Company concluded that the carrying amount of its long lived network assets group in Colombia exceeded their fair value and recorded a non cash impairment of all these assets in an amount of $12.2 million.

Excluding the non-cash impairment, on a non-GAAP basis:

—	Net income in the fourth quarter of 2007 increased by 34%, to $6.0 million or $0.14 per diluted share, from net income of $4.5 million or $0.12 per diluted share in the fourth quarter of 2006;

—	Net income for the twelve month period ended December 31, 2007 increased by 113% , to $22.3 million, or $0.54 per diluted share, from a net income of $10.5 million, or $0.38 per diluted share in the year ended December 31, 2006.

For a detailed reconciliation of GAAP to non-GAAP financial information and for more information regarding Gilat’s use of non-GAAP financial measures, please see the table titled “Reconciliation between GAAP and non-GAAP statements of operations” as well as the notes contained in this press release.

Gilat's Chief Executive Officer and Chairman of the Board Amiram Levinberg said,“The quarterly and annual results show a thriving core business, with record quarterly and annual revenues. We met our management financial objectives for 2007 with double digit revenue growth of 14% and, excluding the non-cash impairment, an expansion of our operating margin to 6.2% and net income margin to 7.9%.”

“Our GNS business unit has grown by winning large projects in Africa, Eurasia and Latin America. In the U.S., Spacenet, has successfully penetrated the government market with new deals in this sector as well as in its core customer base of enterprises. In the fourth quarter, we introduced our SkyEdge II, an advanced VSAT platform based on next generation technology. The product has already begun to receive high market acceptance and enhances our technology leadership in the market. Based on this technology platform, our strong position in the international market and our successful penetration into new markets in the U.S., we are well positioned to continue our growth and meet our management financial objectives for the coming year.”

“In addition, our Board of Directors continues to evaluate a strategic transaction for the Company. We expect our board will reach resolution in the coming weeks.”

Management Financial Objectives for 2008

—	Double-digit revenue growth

—	Increased R&D expenses to expand the Company's product portfolio

—	Expansion of operating and net income margins

Recent Announcements

– Gilat was chosen by Tatanet, one of India’s leading satellite service providers, to deliver a broadband satellite network that will serve the Small & Medium Enterprise (SME) and industry vertical market segments in India

– A broadband satellite network for Bharti, India’s leading telecommunications operator. The order comprises more than 13,500 SkyEdge IP VSATs. The new network will be used by Bharti to offer information and communication services to meet the requirements of the local citizens of India’s Gujarat State.

– A SkyEdge satellite hub station and 1,964 VSATs for Mexico’s Grupo Elektra for use in several Latin American countries including Mexico, Guatemala, Honduras, Peru, El Salvador, Panama and Argentina. Mexico’s Grupo Elektra is one of Latin America’s leading specialty retailers and financial service companies.

– Gilat completed the first phase of a turnkey satellite network solution for Vivo, a customer of Telecomunicações de Sao Paulo (Telesp). Telesp is the largest subsidiary of Brazil’s Telefonica Group and Vivo is Latin America’s largest mobile network operator. Vivo recently deployed a major GSM network and Telesp is using Gilat’s SkyAbis technology to provide cost-effective backhaul and trunking (DCME) to remote Vivo sites in Brazil.

– Optus, an Australian leader in integrated communications is expanding its network with two additional SkyEdge satellite hub stations and thousands of VSATs. SkyEdge VSAT technology will provide cost-effective connectivity to regions in Australia which otherwise would not be able to benefit from broadband Internet services.

Gilat will host a conference call today with an accompanying slide presentation at 9:30 AM EST. In order to ensure audio access, participants from the U.S. should dial in at (888) 281-1167 and international participants should dial in at (972) 3-918-0692. The presentation may be accessed through the Company’s website at www.gilat.com prior to the call. The call will also be available as a Webcast on the Company’s website at: www.gilat.com and will be archived for 30 days.

Notes:
(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements for the fourth quarter of 2007 are unaudited. To supplement the consolidated financial statements presented in accordance with GAAP, the Company presents Gilat’s net income, EBITDA and earnings per diluted share, before the impact of a non-cash impairment of long lived assets and before share-based payment charge, which is the non-cash stock option expense as per SFAS 123 (R). Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company’s historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non cash stock option expenses as per SFAS 123(R) and exceptional items such as the impact of a non-cash impairment of long lived assets, (‘EBITDA’) is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company’s Operating income and EBIDTA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (NasdaqGM: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat IR
Ayelet Shaked
Director of IR, Gilat Satellite Networks Ltd.
Tel: +972 2 925 2598
ayelets@gilat.com

The Global Consulting Group
Andrea Costa / Erik Knettel
Phone: 1-646-284-9400
gilat@hfgcg.com

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2007	2006

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	122,807	149,545
Short-term bank deposits and held to maturity marketable securities	45,578	-
Short-term restricted cash	6,741	5,137
Restricted cash held by trustees	7,450	7,113
Trade receivables (net of allowance for doubtful accounts)	43,746	29,612
Inventories	24,794	26,368
Other current assets	24,748	40,428

Total current assets	275,864	258,203

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	6,671	6,337
Long-term restricted cash held by trustees	16,544	15,646
Severance pay fund	11,835	10,534
Long-term trade receivables, receivables in respect of capital leases
other receivables and other investments, net	9,170	19,241

	44,220	51,758

PROPERTY AND EQUIPMENT, NET	105,247	121,366

INTANGIBLE ASSETS AND DEFERRED CHARGES, NET	4,771	8,887

TOTAL ASSETS	430,102	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	December 31,	December 31,
	2007	2006

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term bank credit	5,823	1,200
Current maturities of long-term loans	5,354	6,537
Trade payables	25,954	21,258
Accrued expenses	20,235	21,400
Short-term advances from customer held by trustees	15,005	15,045
Other current liabilities	58,686	72,129

Total current liabilities	131,057	137,569

LONG-TERM LIABILITIES:
Accrued severance pay	11,723	10,640
Long-term advances from customer held by trustees	8,989	16,863
Long-term loans, net	18,704	22,318
Accrued interest related to restructured debt	2,493	3,147
Convertible subordinated notes	16,315	16,333
Other long-term liabilities	12,971	21,285

Total long-term liabilities	71,195	90,586

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.2 par value	1,796	1,757
Additional paid in capital	859,247	853,350
Accumulated other comprehensive income	1,776	702
Accumulated deficit	(634,969)	(643,750)

Total shareholders' equity	227,850	212,059

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	430,102	440,214

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except share and per share data)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			Unaudited

Revenues	282,619	248,710	72,704	65,356
Cost of Revenues	180,774	158,345	46,495	41,227

Gross profit	101,845	90,365	26,209	24,129

Research and development expenses:
Expenses incurred	17,270	15,687	4,424	4,405
Less - grants	2,240	2,045	484	718

	15,030	13,642	3,940	3,687

Selling and marketing, general and administrative expenses	69,426	63,275	17,872	16,117
Impairment of long-lived assets	12,218	-	12,218	-

Operating income (loss)	5,171	13,448	(7,821)	4,325

Financial income (expenses), net and other	5,882	(604)	2,024	890

Income (loss) before taxes on income	11,053	12,844	(5,797)	5,215

Taxes on income	963	2,357	418	735

Net income (loss)	10,090	10,487	(6,215)	4,480

Basic net earnings (loss) per share	0.26	0.41	(0.16)	0.13

Diluted net earnings (loss) per share	0.24	0.38	(0.16)	0.12

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	39,141	25,799	39,484	34,376

Diluted	41,576	27,520	39,484	36,756

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			Unaudited

GAAP operating income (loss)	5,171	13,448	(7,821)	4,325
Impairment of long-lived assets	12,218	-	12,218	-

Operating income excluding impairment of long-lived assets	17,389	13,448	4,397	4,325
Non-cash stock options expenses (1)	1,303	3,753	239	570

Non-GAAP operating income	18,692	17,201	4,636	4,895

GAAP net income (loss)	10,090	10,487	(6,215)	4,480
Impairment of long-lived assets	12,218	-	12,218	-

Net income excluding impairment of long-lived assets	22,308	10,487	6,003	4,480
Non-cash stock options expenses (1)	1,303	3,753	239	570

Non-GAAP net income	23,611	14,240	6,242	5,050

GAAP Earnings (loss) per share (diluted)	0.24	0.38	(0.16)	0.12
Impairment of long-lived assets	0.30	-	0.30	-

Earnings per share excluding impairment of long-lived assets (diluted)	0.54	0.38	0.14	0.12
Non-cash stock options expenses (1)	0.03	0.13	0.01	0.02

Non-GAAP Earnings per share (diluted)	0.57	0.51	0.15	0.14

Non-cash stock options expenses:

Cost of Revenues	12	148	4	13
Research and development	6	131	-	13
Selling, general, marketing and administrative	1,285	3,474	235	544

	1,303	3,753	239	570

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			Unaudited

Cash flows from operating activities:
Net income (loss)	10,090	10,487	(6,215)	4,480
Adjustments required to reconcile net income (loss)
to net cash provided by operating activities:
Depreciation and amortization	17,715	20,728	2,752	5,119
Impairment of long-lived assets	12,218	-	12,218	-
Gain from disposal of a subsidiary	-	(137)	-	(77)
Share-based compensation related expenses	1,303	3,753	239	570
Accretion of discount	-	504	-	-
Accrued severance pay, net	(218)	177	(198)	(290)
Interest accrued on short and long-term restricted cash	(1,326)	(896)	(227)	(310)
Interest on held to maturity marketable securities	(2,102)	-	(494)	-
Exchange rate differences on long-term loans	766	705	263	198
Exchange rate differences on loans to employees	(250)	(223)	(122)	17
Capital loss from disposal of property and equipment	167	57	14	5
Deferred tax liabilities	(891)	(1,131)	(296)	(596)
Decrease (Increase) in trade receivables, net	(14,037)	4,120	(242)	5,248
Decrease (Increase) in other assets (including
short-term, long-term and deferred charges)	28,529	(6,258)	13,378	(4,461)
Decrease (Increase) in inventories	(207)	(11,846)	(4,710)	3,382
Increase (Decrease) in trade payables	4,619	(3,000)	7,259	(5,080)
Increase (Decrease) in accrued expenses	(1,517)	(1,049)	571	599
Increase (Decrease) in advances from customer held
by trustees, net (including long-term)	(7,914)	(11,430)	227	(3,761)
Increase (Decrease) in other accounts payable and other
long term liabilities mainly deferred revenue	(24,232)	34,977	(11,730)	(1,148)

Net cash provided by operating activities	22,713	39,538	12,687	3,895

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			Unaudited

Cash flows from investing activities:
Purchase of property and equipment	(9,269)	(6,519)	(3,557)	(2,028)
Other investments	(223)	-	(223)	-
Investment in held to maturity marketable securities	(73,791)	-	(6,146)	-
Proceeds from held to maturity marketable securities	30,315	-	10,381	-
Proceeds from short-term bank deposits	-	3,300	-	-
Proceeds from sale of property and equipment	33	-	33	-
Loans to employees - net	946	284	101	12
Investment in restricted cash held by trustees	-	(3,520)	-	-
Proceeds from restricted cash held by trustees	90	1,987	-	508
Investment in restricted cash (including long-term)	(6,196)	(5,191)	(244)	(1,900)
Proceeds from restricted cash (including long-term)	4,259	16,263	435	1,667
Investment in other assets	-	(6)	-	-

Net cash provided by (used in) investing activities	(53,836)	6,598	780	(1,741)

Cash flows from financing activities:
Exercise of options, net	4,571	3,634	1,479	286
Issuance of shares, net of issuance expenses	(262)	40,210	-	40,210
Short-term bank credit, net	4,623	(6,972)	-	1,200
Proceeds from long-term loans	1,000	-	-	-
Repayment of long-term loans	(6,563)	(8,703)	(614)	(767)

Net cash provided by financing activities	3,369	28,169	865	40,929

Effect of exchange rate changes on cash and cash equivalents	1,016	311	218	59

Increase (decrease) in cash and cash equivalents	(26,738)	74,616	14,550	43,142

Cash and cash equivalents at the beginning of the period	149,545	74,929	108,257	106,403

Cash and cash equivalents at the end of the period	122,807	149,545	122,807	149,545

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Year ended December 31,		Three months ended December 31,
	2007	2006	2007	2006
			Unaudited

Operating income (Loss)	5,171	13,448	(7,821)	4,325
Add:
Non-cash stock option expenses	1,303	3,753	239	570
Deprecation, amortization and impairment
of long-lived assets	29,933	20,728	14,970	5,119

EBITDA	36,407	37,929	7,388	10,014